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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Trust Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1244 119th Street
(No. and Street)

Whiting	**Indiana**	**46394**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Grady **219-473-5542**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, PC
(Name - *if individual, state last, first middle name*)

13844 South Maple Avenue	**Orland Park**	**Illinois**	**60462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant-PCAOB Registered
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ___**Michael Grady**___________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______**American Trust Investment Services, Inc.**______________________________.

as of ____**December 31**____________________, **2019**

_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE ILTEN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
December 21, 2022

Signature

Chief Financial Officer
Title

3-02-2020
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- □ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- X (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- X (m) A Copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 Fax (708) 403-1428

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of American Trust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. (an Illinois corporation), as of December 31, 2019, the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of American Trust Investment Services, Inc.'s management. Our responsibility is to express an opinion on American Trust Investment Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Trust Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of American Trust Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of American Trust Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240. 17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Linda C. Rapacz CPA, PC

We have served as American Trust Investment Services, Inc.'s auditor since 2019.
Orland Park, Illinois
March 2, 2020

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	133,631
Receivable from clearing broker/dealers		98,270
Brokerage account money markets position		196,735
Securities owned, at fair value		4,835
Fixed assets at cost, net of $23,366 accumulated depreciation		-
Other assets		25,375
TOTAL ASSETS	$	458,846

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	85,056
Commissions payable		189,170
Accrued payroll taxes		1,803
Total Liabilities	$	276,029
SHAREHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	$	45,000
Additional paid in capital		63,800
Retained earnings		74,017
Total Shareholder's Equity	$	182,817
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	458,846

The accompanying notes are an integral part of these financial statements.

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue – Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Revenue is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied and in the period earned.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of fixed assets was provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes. As of December 31, 2019, the Company had a net operating loss carryforward of approximately $53,566.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$4,835	$295,005	$ -	$299,840
Total assets at fair value	$4,835	$295,005	$ -	$299,840

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2019, the Company's net capital and required net capital were $151,794 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 181.84%.

NOTE 5 - LEASE COMMITMENTS

The Company leases office space, on a month to month basis, at an amount of $1,250 per month. Minimum lease payments for the year ended December 31, 2019 was $15,000 which has been met.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company added a second clearing arrangement on a Fully Disclosed basis with RBC correspondent sources. They have provided the clearing firm with a $50,000.00 security deposit. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity in excess the security deposit.